Exhibit 99.1

QYOU Media and Q India Management Investor Call "Live From Mumbai 2"

Presentation from Maxamtech Digital Ventures on Mobile Gaming Initiatives

Tuesday November 1, 2022 at 11:30 AM EST

TORONTO and MUMBAI, India, Oct. 27, 2022 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF), a company operating in India and the United States, producing content created by social media stars and digital content creators and distributing via television, OTT platforms, mobile devices and apps, announced today that CEO and Co-Founder Curt Marvis and the management team of The Q India along with management from their recently acquired mobile gaming business, Maxamtech Digital Ventures, will host a one hour live conference call and live stream direct from Q headquarters in Mumbai on Tuesday November 1, 2022 at 11:30 AM Eastern Standard Time. A live Q & A will follow the presentation and discussion. The discussion will focus on a presentation of the Maxamtech gaming business along with recent progress and developments in key growth initiatives in India in 2022.

To join via Zoom:

The meeting ID number is: 858 2189 0789

The meeting passcode is: 029130

To watch the call please click here to access the zoom link.

To access the zoom call by phone within the U.S.A dial +1 669 900 6833, for Canada dial +1 778 907 2071, and if you're outside Canada and the U.S.A please click here to find your local number. Callers should dial in five to ten minutes prior to the scheduled start time.

Management will accept questions via the zoom chat, and individuals wishing to ask a question during the call can do so after the formal presentation.

An archive of the call will be available on QYOU's website following the call.

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month. Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and www.chtrbox.com.

Join our shareholder chat group on Telegram: http://t.me/QYOUMedia

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:https://www.prnewswire.com/news-releases/qyou-media-and-q-india-management-investor-call-live-from-mumbai-2-301661186.html

SOURCE QYOU Media Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2022/27/c5730.html

%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), Or 407-491-4498, QYOUF@redchip.com

CO: QYOU Media Inc.

CNW 08:05e 27-OCT-22